                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
          RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)


                          Iron Mountain Incorporated
                -----------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                 ---------------------------------------------
                         (Title of Class of Securities)

                                  462846 10 6
                        ------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 462846 10 6                 13G                    Page 2 of 5 Pages

--------------------------------------------------------------------------------



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mary E. Pierce

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBERS OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,081,953
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,081,953
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                 SCHEDULE 13G
Item 1.

1(a).  Name of Issuer: Iron Mountain Incorporated

1(b).  Address of Issuer's Principal Executive Offices:

             745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2.

2(a).  Name of Person Filing: Mary E. Pierce

2(b).  Address of Principal Business Office:

               c/o 745 Atlantic Avenue, Boston, Massachusetts 02111

2(c).  Citizenship: U.S.

2(d).  Title of Class of Securities: Common Stock, $.01 par value

2(e).  CUSIP Number: 462846 10 6

Item 3.

        Not applicable.


Item 4. Ownership

        As of December 31, 1999, Mary E. Pierce beneficially owned (as calculated in accordance with Rule 13d-3) 1,081,953 shares of Common Stock, representing 6.3% of the Common Stock then outstanding. All of such shares are held in a Voting Trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended or restated from time to time, the "Voting Trust") or pursuant to proxies issued in connection with the Voting Trust. The Voting Trustees under the Voting Trust have the right to vote the shares held in the Voting Trust or subject to such proxies. Accordingly, Ms. Pierce has no voting power (sole or shared) with respect to the shares beneficially owned by her.

        The beneficial owners of interests in the Voting Trust or the shares subject to the proxies have the right to dispose of the shares as to which they have beneficial interests. Ms. Pierce has a direct beneficial interest in 1,081,953 shares of Common Stock, and as such, has sole power to dispose of such shares.

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         Not Applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 14, 2000
                                             -----------------------------------
                                                            Date

                                                   /s/ Mary E. Pierce
                                             -----------------------------------
                                                         Signature

                                                      Mary E. Pierce
                                             -----------------------------------
                                                          Name/Title